

May 9, 2012

Via E-mail
Lars Bjork
Chief Executive Officer
Qlik Technologies Inc.
150 N. Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

  Re: Qlik Technologies Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 28, 2012
    Form 10-Q for the Quarter Ended March 31, 2012
    Filed May 4, 2012
    File No. 001-34803

Dear Mr. Bjork:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Operating Expenses

Provision for Income Taxes, page 41

1. You state that your consolidated income tax rate is a composite rate reflecting earnings (losses) and the applicable tax rate in the various locations where you operate. Please tell us which foreign jurisdiction(s) had the most significant impact on your effective tax rate for each period presented. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell what consideration you have give to disclosing this information and

including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

2. We further note that the effective tax rate for fiscal 2011 was significantly impacted by an increase in your valuation allowance, which resulted from the completion of your U.S. entity restructuring. Please explain further the entity restructuring and describe how it impacted your effective tax rate. Also, to the extent you anticipate this restructuring will continue to impact your future effective tax rates and results of operations; tell us whether you considered including a discussion of this potential trend or uncertainty within your MD&A disclosures. We refer you to Section III.B.3 of SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 45

3. We note that as of December 31, 2011 you have approximately $61.9 million of total cash and cash equivalents in banking institutions outside of the United States. Please tell us what consideration you have given to also disclosing the amounts that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Non-GAAP Financial Measures, page 47

4. We note you disclose various non-GAAP financial measures, which you believe can assist investors in understanding and assessing your on-going core operations and prospects for the future. Please explain further the reasons why management believes this information is useful to investors and tell us whether you considered disclosing these reasons. We refer you to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K. In addition, tell us if management uses these non-GAAP measures in managing your business. If so, to the extent material, tell us your consideration to disclose the additional purposes for which management uses these non-GAAP financial measures. We refer you to Item 10(e)(1)(i)(D) of Regulation S-K and Question 102.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

5. Please explain further the non-GAAP adjustment for "Employer payroll taxes on stock transactions" and tell us how it is used in your performance measure of non-GAAP net income. Tell us what consideration you gave to disclosing these factors.

Item 9A. Controls and Procedures

(c) Changes in Internal Control over Financial Reporting, page 55

6. We note that you did not maintain effective controls over the preparation and review of accounting for income taxes for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, and that this control deficiency constituted a material weakness in internal control over financial reporting. We further note you believe that this material weakness was

remediated as of December 31, 2011. Please tell us what specific actions you took to remediate this weakness and tell us what consideration you have given to disclosing such efforts in your discussion of changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

7.   Also, tell us how your auditor determined that the controls have been in place for a sufficient period of time to assess the operating effectiveness of such controls as of December 31, 2011. We refer you to paragraph 53 of PCAOB Auditing Standard No. 5.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12. Share-Based Payment Plans

Maximum Value Stock-Settled Appreciation Rights, page F-24

8.   We note from your disclosure you granted Maximum Value Stock-Settled Stock Appreciation Rights (MVSSSARs) that contain a predetermined cap on the maximum stock price at which point the instrument must be exercised, and that at exercise the employees will receive shares of the company's common stock with a value equal to the difference between the exercise price and the then current market price per share of your common stock, subject to the predetermined cap. As such, it appears that in certain outcomes, the value of these awards on the settlement date is based on a fixed dollar amount. Tell us how you have considered the provisions of ASC 480-10-25-14 and the related implementation guidance in determining whether to account for these awards as liabilities or equity.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1 Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6.   Benefit From Income Taxes

9.   We note your disclosure that the effective tax rate for the three months ended March 31, 2012 was a benefit of 17.8% which reflects foreign income taxed at local jurisdiction rates and the recognition of certain valuation allowances. Please further explain the nature of these benefits, and what consideration you have given to the recoverability of these benefits to the extent they are reflected as deferred tax assets. Tell us what consideration you have given to disclosing these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all

Lars Bjork
Qlik Technologies Inc.
May 9, 2012
Page 4

applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief